September 21, 2009

Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI  53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated August 14, 2008 regarding the sale of shares of Schooner Growth and Income Fund, a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay and Appleton, WI; Washington, DC; and Shanghai, PRC
Godfrey & Kahn is a member of Terralex®, a worldwide network of independent law firms.